Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Toreador Resources Corporation

Subject Company: Toreador Resources Corporation.

Commission File No. of Toreador Resources Corporation: 001-34216

Toreador Resources Corporation Merger With ZaZa Energy LLC Creating a Resource-Focused E&P Company 10 August 2011

2 Forward Looking Statements All statements other than statements of historical facts included in this presentation, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects," "assumes," "trends" and similar expressions, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon the Company's current plans, expectations and projections. However, such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, certain risks and uncertainties inherent in petroleum exploration, development and production, including, but not limited to, our need and ability to raise additional capital; our ability to maintain or renew our existing exploration permits or exploitation concessions or obtain new ones; our ability to execute our business strategy; our ability to replace reserves; the loss of the purchaser of our oil production; results of our hedging activities; the loss of senior management or key employees; political, legal and economic risks associated with having international operations; disruptions in production and exploration activities in the Paris Basin; indemnities granted by us in connection with dispositions of our assets; results of legal proceedings; assessing and integrating acquisition prospects; declines in prices for crude oil; our ability to obtain equipment and personnel; extensive regulation to which we are subject; terrorist activities; our success in development, exploitation and exploration activities; reserves estimates turning out to be inaccurate; differences between the present value and market value of our reserves and other risks and uncertainties described in the company's filings with the U.S. Securities and Exchange Commission (“SEC”). Any one or more of these factors or others could cause actual results to differ materially from those expressed in any forward-looking statement. All written and oral forward-looking statements attributable to Toreador or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements disclosed herein. The historical results achieved by Toreador are not necessarily indicative of its future prospects. Toreador undertakes no obligation to publicly update or revise any forward looking-statements, whether as a result of new information, future events or otherwise. Cautionary Note regarding Hydrocarbon Disclosures The SEC permits oil and gas companies, in their filings, to disclose only resources that qualify as “reserves” as defined by SEC rules. We may use terms describing hydrocarbon quantities in this presentation, including “original oil in place” (OOIP), “oil in place” (OIP), “barrels in place” and “EUR” (estimated ultimate recovery), that the SEC does not allow in our filings. These estimates are more speculative than estimates of proved reserves prepared in accordance with SEC rules. Investors are urged to consider closely the reserves disclosures in our Annual Report on Form 10-K/A for the year ended December 31, 2010 and in our other filings with the SEC. In this presentation, the terms other than “proved reserves” refer to the Company’s internal estimates of hydrocarbon volumes that may be discovered through exploratory drilling or recovered with additional drilling or recovery techniques. Those estimates are based on economic assumptions that differ from those required by the SEC to be used in calculating proved reserves and may not constitute reserves within the meaning of the Society of Petroleum Engineer’s Petroleum Resource Management System or the SEC’s rules. The terms “original oil in place” and “oil in place” are not intended to reflect recoverable volumes, which are dependent upon achievable recovery rates using available technologies. Unless otherwise stated, hydrocarbon volume estimates have not been risked by Company management. Factors affecting ultimate recovery include the scope of our drilling program, which will be directly affected by capital availability, drilling and production costs, commodity prices, availability of services and equipment, permit expirations, transportation constraints, regulatory approvals and other factors, and actual drilling results, including geological and mechanical factors affecting recovery rates. Accordingly, actual quantities that may be recovered from our interests will differ from our estimates, and could be significantly less than our targeted recovery rate. In addition, our estimates may change significantly as we receive additional data. Important Information ZaZa Energy Corporation, the new company that will be established in connection with the proposed transaction, will file a registration statement and Toreador Resources Corporation will file a proxy statement with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and proxy statement (including all amendments and supplements to it) when they become available because they will contain important information. Investors may obtain free copies of the registration statement and proxy statement when it becomes available, as well as other filings containing information about Toreador Resources Corporation and ZaZa Energy Corporation, without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from Toreador’s Investor Relations web site (www.toreador.net) or by directing a request to Toreador at Toreador at: Investor Relations, Toreador Resources Corporation, c/o Toreador Holding SAS, 5 rue Scribe, Paris France, 75009.

3 Texas (gross/net acres) Eagle Ford core – 123,000/12,300 Eagle Ford/Woodbine – 70,000 France (gross/net acres) Paris Basin – 780,000/340,000 Creating a Resource-Focused E&P Company Operator of ~423,000 net acres in two world class resource basins

Combination Overview Entered into agreement on August 9, 2011 Ownership : 25% Toreador stockholders, 75% ZaZa equity holders NewCo: ZaZa Energy Corporation Contributing assets and plans: Eagle Ford core (drilling underway) Eagle Ford / Woodbine – “Eaglebine” (drilling by Q1 2012) Paris Basin reserves and base production Paris Basin conventional infill and exploration (drilling expected to commence by late 2011) Paris Basin Liassic shale (drilling by end of 2011) Joint ventures with Hess providing capital carry in the Eagle Ford and Paris Basin Closing expected in Q4 2011, pending regulatory & stockholder approvals Ticker at closing: NASDAQ – ZAZA Offices: Houston, Texas (HQ) – Paris, France – Corpus Christi, Texas 4

Key Parameters Toreador stockholders to receive 25.4 million NewCo shares ZaZa equity holders to receive 76.2 million NewCo shares + $50 million note and/or cash ZaZa contributes ~123,000 gross acres of Eagle Ford, 70,000 gross acres of Eaglebine to Toreador’s 1 million gross acres in the Paris Basin Total ZAZA shares outstanding at closing: 101.6 million shares ZaZa owners have agreed to 6 month lock-up provision No long-term debt with ZaZa New debt facilities under consideration 2011-2013 capital program funded under provisions in the Hess joint venture agreements for Eagle Ford and Paris Basin exploration Eaglebine and Paris Basin development self-funded 5 Note: Company estimates. Capital structure at closing is subject to change

Asset Portfolio Eagle Ford core Approx. 123,000 gross acres acquired; near-term expectations to expand to 160,000 acres Carry by JV partner Hess: Additional funds available to make further acreage acquisitions Acreage bonuses paid by Hess Carry of approximately 200 wells Partial G&A reimbursement while Operator Eagle Ford eastern extension (Eaglebine) Approx. 70,000 gross acres; leasing underway to expand to 100,000 gross acres Discussions underway to consider a JV partner Paris Basin Two wholly-owned producing concessions (approx. 880 bbl/day, 9.1 MMBbl2P reserves) Workovers and two in field projects have been identified 40 MMBbl prospects identified Total of approx. 1 million gross acres awarded and pending (50% working interest) Carry by JV partner Hess: Carry of phase 1 and phase 2 drilling program (up to $120 million) Partial G&A reimbursement while Operator Contingent performance bonuses (up to $130 million) 6

7 Recent Transactions in the Eagle Ford Source: IHSHerold, June 2011, table excludes the BHP/Petrohawk deal as no consistent table is available Month Buyer Seller Acres $ per acre Jun-11 Mitsui SM Energy 39,000 17,403 Jun-11 Talisman, Statoil SM Energy 15,400 14,610 Jun-11 Marathon Hilcorp 141,000 22,340 Mar-11 KNOC Anadarko 96,000 14,034 Dec-10 Undisclosed Escondido 11,050 10,434 Dec-10 Aurora Undisclosed 5,100 23,529 Nov-10 Chesapeake Antares 23,180 8,628 Oct-10 Statoil Talisman 18,500 9,730 Oct-10 Statoil; Talisman Enduring Resources 97,000 10,825 Oct-10 CNOOC Chesapeake 199,800 10,237 Oct-10 Plains E&P Dan Hughes Co 60,000 9,633 Jun-10 Reliance ALFA/Newpeak 22,946 7,191 Jun-10 Reliance Pioneer 95,300 11,060 Mar-10 Talisman Common Resources 37,000 7,027 Jan-10 BP Lewis Energy 40,000 4,000

Implied Valuation of Eagle Ford 8 Note and/or cash NewCo shares plus $50 million Acreage bonus and 10% W.I. carry Over 200 wells in Eagle Ford at $8 million per well (gross) ~70,000 Net Acres of Eaglebine at $1,000 per acre ~12,300 Net Acres of Eagle Ford 76.4 million shares Note: based on closing share price as at 9 Aug 2011. Company estimates for value of carry. Illustrative value of Eaglebine acreage $223 $49 $50 $273 $70 $154 $- $50 $100 $150 $200 $250 $300 Consideration breakdown Total consideration Value breakdown Millions

9 Recent Transactions in the Eagle Ford Implied valuation of deal $ per acre Source: IHSHerold, June 2011, deals over $100mm only BP/Lewis Reliance/Alfa Newpeak Reliance/Pioneer Chesapeake/Antares Escondido Marathon/Hillcorp Talisman Statoil/Sm Energy 0 5,000 10,000 15,000 20,000 25,000 Oct-09 Jan-10 May-10 Aug-10 Nov-10 Feb-11 Jun-11 Sep-11

Implementation Eagle Ford JV core 3 rigs running (ZaZa operated) 14 wells drilled, 6 wells producing Plan to expand to 12 rigs by 2013 Expected total number of wells drilled at year-end: 2011 – 30 2012 – 100 2013 - 150 Eaglebine(100%) Anticipate one-rig program by Q1 2012 9 target horizons Paris Basin conventional development (100%) Infill drilling Permian Basin know-how being applied Paris Basin conventional exploration (JV) Anticipate one-rig program by late 2011 40 MMBbl of identified targets Paris Basin Liassic (JV) Expect drilling to commence by year-end 2011 (contract operated by JV partner) 6 well program, no hydraulic fracturing 10 Note: Company estimates. Actual timing may vary significantly as a function of capital and rig availability

11 Impact – Four Year Outlook Note: Company estimates, risked volumes for Paris Basin conventional exploration. Actual timing and volumes are subject to change Base Exploration 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 20,000 2011 2012 2013 2014 2015 Paris Basin Liassic potential Eaglebine potential Eagle Ford Paris Basin Conventional

Impact – Production Before and After 12 Accelerate long-term upside Toreador Production (boe/d) Note: Company estimates, risked volumes for Paris Basin conventional exploration and Paris Basin Liassic. Actual timing and volumes are subject to change. Production represents 25% of the combined company production - 1,000 2,000 3,000 4,000 5,000 6,000 - 1,000 2,000 3,000 4,000 5,000 6,000 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 Production in bopd Paris Basin liassic Paris Basin exploration Paris Basin conventional Post-combination

Asset Summaries

Eagle Ford

Eagle Ford Shale Play 15 Source: U.S. Shale Gas and Shale Oil Plays, Review of Emerging Resources: July 2011. Technically recoverable resource (est.): 20.8 Tcf of gas 3.4 Billion bbls of oil

Eagle Ford Joint Venture Key Terms JV Deal Terms: ZaZa retains a 10% carried working interest in all acres acquired on behalf of the JV 123,000 acres acquired with near term expectations to expand to 160,000 acres Average royalty to lessor is approx 22% ZaZa is carried on more than 200 wells The total number of carried wells is based on the total acreage divided by 640 ZaZa also receives a cash bonus on all acreage acquired For each of the acquired leases, ZaZa receives a fee of up to 10% ZaZa currently operates the JV and is reimbursed for part of the associated G&A costs 16

Eagle Ford Joint Venture Key Operational Metrics JV Drilling Summary: Currently operating 3 drilling rigs 14 wells drilled and 5 wells drilling 6 wells completed and producing 21 stage fracs per well, successful advanced zipper frac application 5,000 feet horizontal section per well in productive Eagle Ford section 4 wells awaiting completion Target is 30 wells drilled (24 wells completed) by year-end 2011 17 ZaZa plans to drill and complete over 280 wells by year-end 2013 +333% +50% Number of Eagle Ford wells drilled 30 100 150 0 20 40 60 80 100 120 140 160 2011 2012 2013

18 Eagle Ford Type Curves Initial Production Oil Window 682 boe/d Gas Condensate Window 893 boe/d EUR Oil Window 351 Mboe Gas Condensate Window 651 Mboe Current Acreage 123,000 Well Spacing 160 Drilling Locations 769 Of which carried by Hess ~200 Source: Company estimates based on results from producing wells and public information 100 1,000 10,000 100,000 1 51 101 151 201 251 301 351 Month Monthly Production (boe) Oil Window Gas / Condensate Window

Eaglebine

Eaglebine – Eastern Expansion of Eagle Ford 20 Drill multiple pilot wells & test potential sections through and including the productive Glen Rose; first well planned by Q1 2012 Drill and complete 5,000 ft laterals with 20+ stage frac in one of the productive shale sections Acquire 100 sq. miles 3D seismic over additional acreage to define multiple pay zones Holds 70,000 acres in the Eagle Ford / Woodbine (“Eaglebine”) Plans to expand position to 100,000+ acres Targeting nine drilling horizons In discussions with potential joint venture partners Cotulla Sweet Home Eaglebine Overview Operations Plan Most recent transaction (May 2011) in Woodbine - WAC/Petromax, 15,224 net acres (2,300 boe/d), approx. $250 MM

Paris Basin

22 Paris Basin Acreage Awarded, pending Applied for Awarded, pending Applied for Toreador/Hess acreage Prospect Field Toreador holds 780,000 gross acres (340,000 net) in the Paris Basin Toreador Wholly Owned Operations (880 Bbl/d)

Paris Basin Conventional Producing Assets Two mature conventional oilfields that have produced 34.1 MMBbl Production of 880 Bbl/d Proven reserves of 5.5 MMBbl Ready access to existing infrastructure and end-markets Production trucked to the 100,000 Bbl/d capacity Grandpuits refinery, operated by Total Production increased from these fields using Infill drilling Enhanced oil recovery techniques Currently over 15 identified prospects over the acreage 23 Stratigraphic column Overview

24 Paris Basin Conventional Prospects Gross unrisked mean production profiles of top 15 prospects (bbls per day) Bbl/d Note: Company estimates. Mean production profiles are illustrative as to timing, which depends on the capital expenditure program 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026

Liassic

Liassic Resource Play in Context 26 Sources: US Energy Information Administration, “World Shale Gas Resources: An Initial Assessment of 14 Regions Outside the United States”, April 2011 (converted at 6 mcf per boe) and THEMIS model by Beicip-Franlab for French oil resource FR 100 NL NO UK PL 31 DK SE FR 30 European resource play size DE (Paris Basin) bn BOE France Oil 100 Poland Gas 31 France Gas 30 Norway Gas 14 Ukraine Gas 7 Sweden Gas 7 Denmark Gas 4 U.K. Gas 3 Rom/Bul/Hun Gas 3 Netherlands Gas 3 Turkey Gas 3 Germany Gas 1 Lithuania Gas 1

Paris Basin Joint Venture Key Terms Hess earns up to a 50% share of Toreador’s working interests in both Toreador’s awarded and pending exploration permits(1,2) in return for: Upfront Payment of $15 million Work Program Up to $120 million, carrying 100% of Toreador’s share over two phases ($50 million + $70 million) Beyond the carried investment, costs are shared 50/50 Two types of contingent success fees up to a total of $130 million Reserves success fee $1.00 for each bbl of gross booked reserves attributable to the acreage - capped at $80 million Production success fee If total production on acreage exceeds 20,000 bbls/d for 30 consecutive days, then Toreador receives monthly payment equal to 10% of Hess’ monthly production revenue from the acreage Maximum 36 months – capped at $50 million A defined geographical zone where Hess and Toreador share all future permits 50-50 27 Excludes producing concessions (Charmottes & Neocomian) Hess will also have the right to become operator for those exploration permits where Toreador operates 1. Excludes producing concessions (Charmottes & Neocomian) 2. Hess will also have the right to become operator for those exploration permits where Toreador operates

Conclusion

Strategic Objectives 29 Note: Company estimates. Actual timing may vary significantly as a function of capital and rig availability 3 rigs in EF 1 rig in EB 1 rig in PBC 1 rig in PBL Expand EF to 8 rigs Expand EF acreage Expand EB acreage and rig program Consider A&D Continue PBL proof of concept Financial discipline Strong technical skills Partnering Execute Expand Consolidate 2011 2012 2013 Rationalize portfolio Become industry resource play aggregator Drilling programs Diversified asset base in Eagle Ford and Paris Basin EF – Eagle Ford EB – Eaglebine PBC – Paris Basin Conventional PBL – Paris Basin Liassic

Creating a Resource-Focused E&P Company Creates strategically distinctive international E&P investment opportunity Offers rapid growth of the Eagle Ford and attractive exposure to Paris Basin Delivers extensive opportunities in the Eaglebine and Liassic Combines skilled teams experienced in operations, asset development, JVs and M&A Generates value through increased production profile over the near- and long-term 30

Toreador Resources Corporation Merger With ZaZa Energy LLC Creating a Resource-Focused E&P Company 10 August 2011